Room 4561

      October 13, 2005

Brian E. Dearing
Chairman of the Board,
Chief Executive Officer and President
ARI Network Systems, Inc.
11425 W. Lake Park Drive
Milwaukee, Wisconsin  53224

	Re:	ARI Network Services, Inc.
   Form 10-KSB for the Fiscal Year Ended
   July 31, 2004
		Filed October 29, 2004
   Forms 10-QSB for the fiscal quarters ended October 31, 2004,
   January 31, 2005 and April 30, 2005
Forms 8-K filed October 14, 2004, December 2, 2004, February 24,
2005
and May 19, 2005
		File No. 000-19608

Dear Mr. Dearing:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,



							Kathleen Collins
							Accounting Branch Chief


??

??

??

??


Mr. Barry Steinberg
Manchester Technologies, Inc.
June 7, 2005
Page 1